January 13, 2006

Mr. Greg Belliston
United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  Stellar Pharmaceuticals Inc.
  Form 10-KSB for fiscal year ended December 31, 2004
  File No. 000-31198

In response to your letter which was sent to me by fax on December 16, 2005, you will find below the detailed information as requested in your letter.

Response to Comment 1. 2 & 3

The contract between Stellar and Technimed is based on guaranteed sales to occur in Lebanon only; Syria was requested as a territory for which Technimed had requested license approval in which to distribute the Product. The agreement with Technimed does not and shall not be construed as a partnership, joint venture or agency whatsoever as between the parties and neither party shall, by reason of any provision within the agreement, be deemed to be the partner, joint venturer, agent or legal representative of the other nor shall either have the ability, right or authority to assume or create, in writing or otherwise, any obligation of any kind, express or implied, in the name of or on behalf of the other party.

Syria has been identified by the United States Department as a terrorist-sponsoring state.  As a result, Syria is subject to restrictions imposed by the United States Treasury Office of Foreign Assets Control ("OFAC").  Although the Company, by reason of being a Canadian corporation, is not subject to the OFAC restrictions, the Company will take into consideration that its reputation may suffer due to its association with Syria, which in turn could have an adverse effect on the value of the Company's equity.  Further, certain states of the United States have recently enacted legislation regarding investments by pension funds and other retirement systems in companies that have business activities or contacts with countries that have been identified as terrorist-sponsoring states and similar legislation may be pending in other states.  As a result, pension funds and other retirement systems may be subject to reporting requirements with respect to investments in companies such as Stellar or may be subject to limits or prohibitions with respect to those investments that may adversely affect the value of the Company's equity.

Notwithstanding the foregoing, the gross revenues derived from the sale of the Company's products in Syria (through its Lebanese licensee) have to date not occurred and therefore is not included in any of the Company's annual gross revenues.  The Company does not anticipate the gross revenues derived from the sale of its products in Syria to represent a significant dollar value in the foreseeable future.  To date, the Company is unaware of any pension fund and other retirement system that has made a significant investment in the Company's equity.

Response to Comment 4.

The required Form 8-K for the releases filed on November 10, 2005; August 11, 2005; May 11, 2005; and March 31, 2005 were filed on January 13, 2006. The Company acknowledges their responsibility to assure that all events as required under Section 13 or 15(d) of the Securities Exchange Act of 1934 are required to be filed or furnished, as applicable, upon the occurrence of any one or more of the events as specified in the items in Section 1 - 6 and 9 of Form 8-K, and will do so going forward.

Response to Comment 5.

Item 12. of the 10-KSB is to be amended as per the attached amendment document. The NeoVisc License and Supply Agreements are herein filed as Exhibits 10.7 and the Uracyst License and Supply Agreements are herein filed as Exhibits 10.8.

Response to Comment 6.

The first two amendments referenced in Comment # 6 were dated as of the dates specified in your letter, rather than filed with the SEC on those dates.  These amendments were in fact filed with the SEC in paper format on February 6, 2002 and April 30, 2003.  The reference to the last amendment is incorrect and has been addressed in the response to Comment # 7.

Response to Comment 7.

Item 13. has been revised in Amendment No. 1 to the 2004 Form 10-KSB.  In connection therewith, please note that all of the exhibits denoted by three asterisks "***" were never filed with the SEC and need to be filed as exhibits to Amendment No. 1. These exhibits are filed herein, in Amendment No. 3.

The CFO and CEO certifications have been revised in Amendment No. 3 to the 2004 Form 10-KSB to their being filed as exhibits to the Company’s 2004 Annual Report Form 10-KSB dated March 31, 2005.

The Company hereby acknowledges that;

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Chief Financial Officer
Stellar Pharmaceuticals Inc.

Amendment to 2004 10-KSB

Item 12. Certain Relationships and Related Transactions.

As discussed in Item 5 of this annual report, the Company entered a fiscal advisory and consulting agreement on December 17, 2003, with LMT Financial Inc. a company controlled by Mr. Tenney’s wife, for services provided in 2004. Mr. Tenney currently serves as Chairman of the Board of Stellar. In addition to the Common Shares issued to LMT Financial Inc., LMT Financial Inc. was granted an option to acquire up to 200,000 Common Shares, at an exercise price of $0.75 per share in 2003.

As discussed in Item 1 of this annual report, the Company entered into Supply and Licensing Agreements with SJ Pharmaceuticals, Inc., for NeoVisc and Uracyst in the United States.

SJ Pharmaceuticals, Inc. is a Tennessee corporation and wholly-owned subsidiary of SJ Strategic Investments LLC. SJ Pharmaceuticals, Inc. is a newly-formed specialty pharmaceutical company focused on acquiring and in-licensing exclusive pharmaceuticals which are new or have been under-promoted in the United States, its territories and possessions. Its parent company, SJ Strategic Investments LLC, presently holds 22.8% of the Common Shares of the Company, which were acquired through private placements.

Item 13. Exhibits and Reports on Form 8-K.

(a) Exhibits

Exhibit No.	Description of Exhibit	Sequential Page Number______
2.1	Articles of Incorporation of the Company	*
2.2	First Articles of Amendment	*
2.3	Second Articles of Amendment	*
2.4	By-Laws of the Company	*
3.1	Specimen Form of Common Share Certificate	**
10.1	United States Patent No. 6,083,933	*
10.2	Canadian Patent No. 2,269,260	*
10.3	License Agreement dated December 21, 2001 between the Company and G. Pohl-Boskamp GmbH & Co.	*
10.4	Consulting agreement dated February 21, 2001 between the Company and LMT Financial Inc.	*
10.5	Contract Services Agreement Inc. dated October 10, 2003 between the Company and Dalton Chemical Laboratories Inc.	**
10.6	Amended Agreement dated January 1, 2004 between the Company and LMT Financial Inc.	***
10.7	NeoVisc License and Supply Agreements dated March 24, 2004 between the Company and SJ Pharmaceuticals Inc.	***
10.8	Uracyst License and Supply Agreements dated March 24, 2004 the Company and SJ Pharmaceuticals Inc	***
10.9	Amending Consulting Agreement dated December 10, 2004 between the Company & LMT Financial Inc.	***
10.10 10.11 10.12 10.13	Option Plan Amendment to the Option Plan - 2001 Amendment to the Option Plan - 2004 Amendment to the Option Plan - 2005	*** *** *** ***
99.1 99.2	Certification of Chief Executive Officer Certification of Chief Financial Officer	**** ****

*	Filed as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form 10-SB dated February 4, 2002.

**	Filed as an exhibit to Amendment No. 2 to the Company’s Registration Statement on Form 10-SB dated April 26, 2003.

***	Filed as an exhibit to Amendment No. 3 to the Company’s Registration Statement on Form 10-SB dated March 31, 2004.

****	Filed as an exhibit to the Company’s 2004 Annual Report Form 10-KSB dated March 31, 2005

(b) Reports on Form 8-K

Filed January 13, 2006.